January 24, 2025

John Heller
Chief Executive Officer
Amentum Holdings, Inc.
4800 Westfields Blvd., Suite #400
Chantilly, VA 20151

       Re: Amentum Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 22, 2025
           CIK No. 0002011286
Dear John Heller:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Ryan Patrone